Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	October 13, 2010	January 3, 2010	Years Ended
	to	to	January 2,	January 3,	December 29,	December 30,
	January 1, 2011	October 12, 2010	2010	2009	2007	2006
	Successor	Predecessor
Earnings:
Income (loss) before income taxes	$(56,462)	$(66,054)	$23,048	$(23,335)	$15,356	$14,859
Plus: Fixed charges	18,621	67,895	88,812	93,727	91,887	91,267

Total earnings	$(37,841)	$1,841	$111,860	$70,392	$107,243	$106,126

Fixed charges:
Interest expense	$16,120	$58,759	$77,352	$82,567	$81,087	$80,947
Plus: Imputed interest on operating leases	2,501	9,136	11,460	11,160	10,800	10,320

Total fixed charges	$18,621	$67,895	$88,812	$93,727	$91,887	$91,267

Ratio of earnings to fixed charges	— (1)	0.03	1.26	0.75	1.17	1.16

(1)	For the period October 13, 2010 to January 1, 2011, earnings were not adequate to cover fixed charges.